Exhibit 12.1
Equity One, Inc.
Ratio of Earnings to Fixed Charges
For the year ended December 31, 2006
(In thousands, except ratio computation)

Income from Continuing Operations		$57,023
Adjustments:
Minority interest	206
Equity in income of unconsolidated joint ventures	(1,650)
Fixed charges	65,057
Distributed income of equity investees	3,308
Capitalized interest	(5,820)	61,101
Earnings, as defined		$118,124

Fixed Charges:
Interest expense	54,458
Capitalized interest	5,820
Amortization of debt premiums/discounts	3,289
Amortization of loan fees	1,490	65,057

Fixed Charges		$65,057

Ratio of earnings to fixed charges		1.82